October 5, 2010

Via U.S. Mail and Facsimile

Russell Mancuso
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	ANADIGICS, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 000-25662

Dear Mr. Mancuso:

ANADIGICS, Inc. (the “Company”) has received your letter dated September 29, 2010 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), filed by the Company with the Commission.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.  The Company acknowledges that comments of the Staff regarding the Form 10-K or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

1.	Please expand your response to comment 1 to tell us how you complied with Securities Act Rule 415(a)(6) with regard to Registration No. 333-110538.

RESPONSE:

As discussed with Mr. Eckstein on October 4, 2010, we will file a post-effective amendment to Registration No. 333-110538 de-registering the securities covered by such registration statement.

Compensation Discussion and Analysis

Item 11. Executive Compensation

2.
Please expand your response to clarify the process by which your compensation committee reached the conclusions you note in the last sentence of your response to comment 3, including any aggravating and mitigating factors it considered.

RESPONSE:

The Committee and its consultant reviewed and discussed the findings of the assessment and concluded that our compensation programs are designed with the appropriate balance of risk and reward in relation to our Company’s overall business strategy and do not incent executives to take unnecessary or excessive risks.    In reaching its conclusion, the Committee considered the attributes of our programs, including:

-  The balance between annual and longer-term performance opportunities.

-  The alignment of annual and long-term incentive award objectives to ensure that both types of awards encourage consistent behaviors and sustainable performance results.

-  Performance measures tied to key measures of short-term and long-term performance that motivate sustained performance.

-  The existence of share-based compensation through the long-term equity incentive compensation component, which the Committee believes encourages appropriate decision-making that is aligned with the long-term interests of stockholders.

-  The Committee believes the Corporation maintains a values-driven, ethics-based culture supported by a strong tone at the top.

           Additionally,  the Committee reviewed existing policies, which are believed to encourage diligent and prudent decision-making and review processes.  For example, the processes that are in place to manage and control risk include:

-  The Board approves the Company’s Strategic Plan, Capital Budget, and Long-Term Plan which serve as the basis for short- and long-term goal setting.

-  During its goal-setting process, the Committee considers prior year performance relative to future expected performance to assess the reasonableness of the goals.

-  The Committee retains discretion in administering all awards and performance goals, and in determining performance achievement.

-  The performance goals of revenue, adjusted earnings and cash from operations appropriately diversify the risks associated with any single indicator of performance.

Components of Compensation

3.
Your response to prior comment 6 appears to contain only conclusory statements that you will incur competitive harm if you were to disclose the targets you mention. Please expand to include an analysis as to how you reached the conclusions expressed in your response.  Ensure that such response addresses, at a minimum, how disclosure of financial targets for completed years could reveal “potentially ongoing, competitive matters [that] would result in competitive harm to your business”. It is unclear how you reached this conclusion, given that the predictive value would appear subject to significant assumptions by your competition as to your strategic direction.  For instance:

• Explain why would a past year’s performance targets necessarily be predictive of your strategic plans for future years, given that you could assign different weights to these goals or different goals altogether; and
• How would a comparison of these goals as reflected in the performance targets enable someone to draw a specific conclusion with respect to your strategic activities in future years?  Might there be multiple variables that affected actual performance that are unrelated to the performance targets and your strategy?

RESPONSE:

The second paragraph of our response to paragraph six of your original letter dated August 31, 2010 discloses the Company’s financial targets for completed fiscal periods.  We will include such historical targets and the Company’s performance related to such targets in our future filings, provided that such financial metrics have been publicly disclosed.  We do not believe information on completed years is competitively harmful to the Company.

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation,  please do not hesitate to call me at (908) 412-5995 or Stephen A. Greene of Cahill Gordon & Reindel LLP at (212) 701-3873.

Sincerely,

ANADIGICS, Inc.

By:           /s/ Thomas C. Shields

Thomas C. Shields
Executive Vice President and Chief Financial Officer

cc:           Stephen A. Greene